Guotai Junan Securities USA, Inc.

Statement of Financial Condition

December 31, 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69762

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/2019_____ AND ENDING _____12/31/2019_____
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: Guotai Junan Securities USA, Inc.

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Fifth Avenue, Suite 1915
(No. and Street)

New York   NY   10111
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fei Yin   646-678-3967
                                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA, LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street   New York   NY   10020
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountants
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

AFFIRMATION

I, Fei Yin, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Guotai Junan Securities USA, Inc., as of December 31, 2019, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



_____
Chief Executive Officer



_____
Notary Public

On the 24th of February 2020 Came before me Fei Yin and Signed

Janet Gerena
Notary Public, State of New York
No. 01GE6223275
Qualified in Dutchess County
Commission Expires 11/21/20 22

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GUOTAI JUNAN SECURITIES USA, INC.

Index
December 31, 2019



Report of Independent Registered Public Accounting Firm

To the Shareholder of Guotai Junan Securities USA, Inc. and
Board of Directors of Guotai Junan Securities Co., Ltd.

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Guotai Junan Securities USA, Inc., (the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2016.

New York, NY
February 19, 2020

Mazars USA LLP

135 West 50th Street – New York, New York – 10020
Tel: 212.812.7000 – Fax: 212.375.6888 – www.mazarsusa.com

Mazars USA LLP is an independent member firm of Mazars Group.



GUOTAI JUNAN SECURITIES USA, INC.

Statement of Financial Condition
December 31, 2019

	$
Assets	
Cash	2,960,333
Fees receivable	375,000
Right of use asset	177,995
Fixed assets	8,865
Prepaids and other assets	118,848
Total Assets	3,641,041
Liabilities and Stockholder's Equity	
Liabilities	
Accrued expenses	372,104
Lease liability	177,995
Income taxes payable	15,816
Total Liabilities	565,915
Stockholder's equity	
Common stock, $.01 par value,	
5,000 shares authorized, 100 issued and outstanding	1
Additional paid-in capital	4,999,999
Accumulated deficit	(1,924,874)
Total Stockholder's equity	3,075,126
Total Liabilities and Stockholder's Equity	3,641,041

The accompanying notes are an integral part of these financial statements.

GUOTAI JUNAN SECURITIES USA, INC.

Notes to the Financial Statement
December 31, 2019

1.   Organization and Business Description

Organization
Guotai Junan Securities USA, Inc. (the "Company") was formed as a corporation in the State of Delaware on January 19, 2016 as a wholly-owned subsidiary of Guotai Securities USA, Holdings Inc. (the "Parent"). The Parent is wholly-owned by Guotai Junan Global Limited, a company organized in the British Virgin Islands (the "Indirect Owner"), which is wholly-owned by Guotai Junan Financial Holdings Limited, organized in Hong Kong. Effective December 23, 2016, the Company commenced operations as a registered broker-dealer under the Securities Exchange Act of 1934 subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

Business Description
The Company was formed to act as financial advisor in connection with mergers, acquisitions, sales of businesses or assets, corporate divestitures or other corporate restructuring and providing corporate finance advice, including advising issuers in connection with capital raising activities, private placement of securities, acting as finder, including qualifying or soliciting potential institutional investors or transaction participants for M&A or capital raising transactions and serving as the U.S. intermediating broker for its foreign broker-dealer affiliates pursuant to SEC Rule 15a-6.

2.   Accounting Policies

Basis of Presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates in the Preparation of Financial Statements
The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities, the disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from the estimates included in the financial statements.

Income Taxes
In accordance with Accounting Standard Codification (ASC) 740, *Accounting for Income Taxes,* the asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Net deferred tax assets are recognized to the extent the Company believes these assets are more likely than not to be realized. In making such a determination, all available positive and negative evidence are considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and results of recent operations. If it is determined, the Company would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Uncertain tax positions are recorded in accordance with ASC 740, *Accounting for Income Taxes*, on the basis of a two-step process, whereby (1) the Company determines whether it is more likely than not the tax positions would be sustained on the basis of the technical merits of the position taken and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is more than 50% likely to be realized upon the ultimate settlement with the related tax authority.

Cash
Cash consists of cash deposits held in an account at a major financial institution and therefore are subject to credit risk at the financial institution. As of December 31, 2019, the amount on deposit at this institution exceeds the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC") by approximately $2.4 million. However, the Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

Leases
The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancellable operating lease, for office space. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of our lease is not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Topic 842 provides practical expedients regarding the use of hindsight in determining certain material lease components (e.g. reassessment of lease term) that could significantly change the eventual impact on the Company's financial statements. As such, the Company has exercised its options to use the practical expedients provided by Topic 842, and reevaluated the term of its lease. The lease term now includes only the term from the balance sheet date through its expected termination option date (December 31, 2020). Consequently, as of January 1, 2019, the Company capitalized a right of use asset of $347,378 and recognized a lease liability of $347,378 for the operating lease described in more detail below.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

Revenue

The Company's fee income is derived from corporate advisory activities. In accordance with ASC 606 *Revenue from Contracts with Customers* such fees are generally recognized at the point in time that performance obligations under the agreement are completed (the closing date of the transaction) or the contract is terminated. However, for certain contracts, revenue could be recognized over time for advisory arrangements in which the performance obligations are simultaneously provided to the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Fees receivable reported in the Statement of Financial Condition represents amounts receivable from revenue transaction outstanding as of the Balance Sheet date. Management has determined that no allowance is necessary as the collectability of the receivable is assured.

Fixed Assets

Furniture and equipment is stated at cost less accumulated depreciation. Depreciation is calculated over the estimated useful lives of the underlying assets using the straight-line method of depreciation. The useful lives for furniture and equipment are four years and three years, respectively.

Fair Value of Financial Assets and Liabilities

The majority of the Company's financial assets and liabilities are recorded at amounts that approximate fair value. Such assets and liabilities include cash, fees receivable, and accrued expenses.

3. **Leases**

The Company has obligations as a lessee for office space, with initial noncancellable terms in excess of one year. The Company classified this lease as operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants.

The components of lease cost for the year ended December 31, 2019 are as follows:

Operating lease cost $ 183,833

Amounts reported in the balance sheet as of December 31, 2019 were as follows:

Operating leases:

Operating lease ROU assets $ 177,995

Operating lease liabilities $ 177,995

Other information related to the lease as of December 31, 2091 was as follows:

Weighted average remaining lease term: 1 year

Weighted average discount rate: 6 %

The accompanying notes are an integral part of these financial statements.

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2019 are as follows:

Year Ending December 31,	Amount
2020	$ 183,833
	$ 183,833

4. Related Party Transactions

The Company has entered into a Fees Allocation Agreement relating to non-US advisory engagements (the "Agreement") with an affiliate, Guotai Junan Securities Co., Ltd ("GTJA Co.") whereby the parties agree to share the fees earned on advisory services. The Company's part of the fee will be attributed and linked solely to the services rendered or to be rendered by the Company in the United States. GTJA Co.'s part of the fee will be attributed and linked to the work rendered or to be rendered by GTJA Co. outside the United States under the engagement. The parties have agreed the allocation of the overall advisory fees on each transaction based on the actual advisory services provided by each party.

5. Income Taxes

The Company is subject to taxation in the United States and various state jurisdictions.

At December 31, 2019, the Company had federal and state net operating loss carryforwards ("NOL") of approximately $1,802,000 and $637,000, respectively, available to offset future taxable income. These losses begin to expire in 2037 with net operating losses generated in 2019 and 2018 carrying forward indefinitely. The net operating losses generated in 2019 amounted to $729,964. The Company's net deferred tax asset before valuation allowance was approximately $458,000, primarily as a result of NOL. As of December 31, 2019, the Company recorded a full valuation allowance against its deferred tax asset since it is more likely than not that the deferred tax asset will not be realized. During 2019, the valuation allowance increased by $230,670 from $227,258 at December 31, 2018 to $457,928 at December 31, 2019 due to net operating losses for the year.

At December 31, 2019, management believes the Company did not have any uncertain tax positions. At December 31, 2019, the Company's income tax return for the years 2016, 2017 and 2018 is subject to examination by the tax authorities.

6. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2018, the Company had net capital of $2,572,413 that was $2,322,413 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.15 to 1 at December 31, 2018.

The accompanying notes are an integral part of these financial statements.

7. **Significant Customers**

Fee income from one customers amounted to 100% of fee income for the fiscal period ended December 31, 2019. Fees receivable from one customer represents 100% of fees receivable as at December 31, 2019.

8. **Accounting Developments**

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.* The amendments in this ASU require the measurement of all expected credit losses for financial assets held at the reporting date to be based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation technique applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The amendments in this ASU are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted beginning after December 15, 2019, including interim periods within those fiscal years. The Company is currently evaluating the new guidance to determine the impact it may have on its financial statements.

9. **Commitments and Contingencies**

The Company leases office space under a non-cancelable operating lease. The lease, which was to expire in December 2018, was extended until December 2020. The following is a schedule of future minimum lease payments:

Year Ending December 31,	Amount
2020	$ 183,833
	$ 183,833

The Company is currently not subject to any litigation, claims or assessment by regulatory or other governmental agencies, or any other third parties.

10. **Subsequent Events**

No other events or transactions subsequent to December 31, 2019 through the date this financial statement was issued that would require recognition or disclosure in this financial statements.

The accompanying notes are an integral part of these financial statements.